FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2014

CGG

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Completes Three-Year Marcellus Shale Multi-Client Program

Paris, France – January 23, 2014

CGG announced today that it has extended its data library of shale acreage in the United States by completing a vast three-year multi-client 3D land seismic program targeting the Marcellus Shale Fairway. The Marcellus Shale is considered to be a leading shale play for future natural gas exploration and production in the United States.

CGG conducted the 1,566-square-mile program in six phases in Lycoming, Tioga, Clinton, Centre and Clearfield Counties in Central Pennsylvania. It is believed to be the largest combined onshore seismic survey ever acquired in the continental United States.

As the terrain in Central Pennsylvania gradually became more rugged and mountainous, CGG switched from deploying the Sercel 428XL cable acquisition system to using the Sercel UNITE® wireless acquisition system to acquire the complex seismic program.

By the end of 2014 all six phases will be merged together to offer a seamless data set processed with state-of-the-art interpolation and migration techniques over the entire program. Currently this data set is available over the Lycoming II and Brookside portions of the survey.

Jean-Georges Malcor, CEO, CGG, said: “Our three-year Marcellus Fairway survey has been the cornerstone of our strategy to develop a robust multi-client data library of shale acreage in North America. Representing over 118,000 shots and millions of receiver locations, we have completed one of the most difficult and challenging programs in the history of US onshore seismic. We are confident that the merged survey will produce the best image and reservoir attributes possible of the Marcellus Shale to help our clients decide which leaseholds to develop first and how to optimize their drilling and completion programs to avoid hazards and maximize production.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

Multi-Client

Erin Gilmore

Tel: + 1 832 351 8149

E-Mail: erin.gilmore@cgg.com

Multi-Client

Dennis Langlois

Tel: + 1 832 351 1052

E-Mail: dennis.langlois@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 23rd, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP